Sabine Oil & Gas Corporation

1415 Louisiana Street

Houston, Texas 77002

June 16, 2016

VIA EDGAR TRANSMISSION

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                                            Sabine Oil & Gas Corporation

Registration Statement on Form S-3

File No. 333-56506

Application for Withdrawal

Dear Mr. Schwall:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sabine Oil & Gas Corporation, a New York corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 (Registration No. 333-56506), together with all exhibits and amendments thereto (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission. No securities were sold or will be sold under the Registration Statement.  The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time.

Please address any questions you may have to Matthew R. Pacey at Kirkland & Ellis LLP, 600 Travis Street, Suite 3300, Houston, TX, 77002, telephone number (713) 835-3600.

Thank you for your assistance with this matter.

Sincerely,

Sabine Oil & Gas Corporation

By:	/s/ Michael Magilton
Michael Magilton
Chief Financial Officer

cc:                                       Matthew R. Pacey, Kirkland & Ellis LLP